

02007382

D STATES
:CHANGE COMMISSION
Wasnington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41403



SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
143
WASH DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.E. Unterberg, Towbin

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Thompson (212) 389-8040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-02

OATH OR AFFIRMATION

I, Bob Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Unterberg, Towbin, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions



Signature

CFO

Title



Notary Public

DAVID M. BARRETT
Notary Public, State of New York
No. 01BA6015691
Qualified in Suffolk County
Commission Expires Nov. 2, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. UNTERBERG, TOWBIN

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
C.E. Unterberg, Towbin
New York, New York

We have audited the accompanying statement of financial condition of C.E. Unterberg, Towbin as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C.E. Unterberg, Towbin as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 26, 2002

C.E. UNTERBERG, TOWBIN

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 1,545,288**
Securities owned, corporate stocks:	
Marketable - at market value	**10,073,058**
Not readily marketable - at estimated fair value	**3,226,053**
Due from broker	**7,279,553**
Underwriting receivables	**350,921**
Accounts and other receivables	**317,396**
Due from affiliates	**2,443,631**
Partner and employee loans and advances	**3,930,185**
Secured demand note receivable - collateralized by marketable securities	**5,000,000**
Deposits and prepaid expenses	**674,510**
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $5,318,762	**1,487,379**
	$ 36,327,974
LIABILITIES	
Bank overdraft	**$ 2,545,874**
Marketable securities sold, not yet purchased - at market value	**3,746,539**
Accounts payable and accrued expenses	**4,753,907**
Due to broker	**409,854**
Retirement plan contribution payable	**1,486,455**
Due to affiliate	**66,667**
Due to former partners	**3,341,894**
Liability subordinated to claims of general creditors	**5,000,000**
	21,351,190
Commitments and contingencies	
PARTNERS' CAPITAL	**14,976,784**
	$ 36,327,974

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - ORGANIZATION

C.E. Unterberg, Towbin (the "Partnership") was formed in California on May 23, 1989 under the California Revised Limited Partnership Acts and is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1934. The Partnership primarily acts as a broker/dealer engaging in general securities activities. The Partnership renders underwriting, investment banking, research and consulting services and engages in market making activities in equities. It clears all transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Securities transactions:

Transactions in securities are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, which are readily marketable are valued on the last business day of the year at the last available reported price. Securities not readily marketable are valued at fair value as determined by the general partners. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with pricing policies determined by the general partner. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

[3] Depreciation and amortization:

Depreciation is provided using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the related assets.

[4] Cash and cash equivalents:

Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Income taxes:

The Partnership does not record a provision for federal and state income taxes because the partners are required to report their share of the Partnership's income or loss on their income tax returns. The Partnership is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Partnership files its tax returns on a cash basis. At December 31, 2001 the Partnership has a net operating loss carryforward for NYCUBT tax purposes of approximately $8,500,000 which expires in 2021. At December 31, 2001, the Partnership has a deferred tax asset of approximately $341,000 relating to the net operating loss carryforward and the temporary differences between the financial statement carrying amounts of the Partnership's assets and liabilities. The Company has not recorded the benefit relating to its deferred tax asset because its ultimate realization is uncertain and, therefore, a valuation allowance of $341,000 has been provided.

[6] Due from broker:

Due from broker includes cash and amounts receivable for securities transactions that have not yet settled.

NOTE C - DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Partnership enters into transactions in various financial instruments including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Partnership to deliver the underlying securities sold and option contracts written represent obligations of the Partnership to purchase or deliver the specified security at the contracted price. The Partnership's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Partnership monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully-disclosed basis through and held in custody by a member firm of the New York Stock Exchange, Inc. The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Partnership. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Partnership may be exposed to off-balance sheet risk. In addition, at December 31, 2001, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Partnership continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

NOTE D - BENEFIT PLAN

The Partnership's 401(k) plan provides eligible employees with retirement benefits. Employees are eligible if they have reached 21 years of age and were employed on the Plan's effective date, or upon completion of one year of service.

The employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Partnership as determined by the general partners at the end of each year. The discretionary contribution is allocated among all eligible participants pro rata on the basis of the total of their compensation. Plan benefits related to the employee and employer contributions vest immediately.

NOTE E - COMMITMENTS AND CONTINGENCIES

Leases:

The Partnership leases its office space including its current New York space ("New York Office") which commenced February, 2001, under various noncancellable operating lease agreements with remaining lease terms in excess of one year. On November 21, 2000, the Partnership entered into an agreement with All Points Capital Corporation (the "Finance Company") to lease the furniture and fixtures, leasehold improvements and equipment (the "Build Out") to be utilized in the New York Office, commencing in February, 2001. Prior to the lease effective date the Partnership had financed the acquisition of the Build Out through an interim demand loan agreement with the Finance Company which was fully secured by the Build Out. In February 2001, the interim demand loan of $13,879,000 was converted into an operating lease which extends through February 2007. In addition, on July 9, 2001 the Partnership subleased its former office space.

Aggregate minimum future rentals (net of sublease income) under the terms of such agreements are as follows:

Year Ending December 31,	
2002	$ 5,814,000
2003	5,916,000
2004	5,890,000
2005	5,578,000
2006	5,707,000
Thereafter (2007 - 2016)	33,443,000
	$ 62,348,000

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords. In lieu of a rent security deposit on its New York Office lease, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $5,000,000 collateralized by the Partnership's cash and securities held at its clearing broker.

Litigation:

The Partnership is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

NOTE F - REGULATORY REQUIREMENTS

As a broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon aggregate indebtedness. As a broker/dealer engaged in market making activities, the Rule requires the Partnership to maintain minimum net capital equal to the greater of $530,000 or 6 2/3% of aggregate indebtedness, both as defined by the Uniform Net Capital Rule. At December 31, 2001, the Partnership had net qualifying capital of $3,701,000 which was $2,888,000 in excess of its required net capital of $813,000. The Partnership's ratio of aggregate indebtedness to net capital was 3.29 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE G - SUBORDINATED BORROWINGS

The $5,000,000 borrowing under a subordinated agreement at December 31, 2001 is a liability pursuant to a secured demand note collateral agreement, and is payable to a trust in which an officer of the general partner serves as trustee. The subordinated borrowing, is due on March 31, 2003. Interest is 4% per annum, with an additional 3% contingent on available predistribution income, as defined in the agreement.

On April 30, 2001 the Partnership entered into a junior subordinated revolving credit agreement with a bank that extends though April 30, 2002. The Partnership may borrow up to $20,000,000 at an interest rate of the Adjusted London Interbank Offered Rate (LIBOR) plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter. At December 31, 2001, no amounts were drawn pursuant to the agreement.

The subordinated borrowings and any balances drawn pursuant to the junior subordinated revolving credit agreement are covered by agreements approved by the National Association of Securities Dealers, Inc. and are available to the Partnership in computing its net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission. To the extent that balances outstanding on such loans are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE H - RELATED PARTY TRANSACTIONS

The Partnership shares office space, services and common personnel with affiliates. The Partnership initially pays for such expenses and is reimbursed by the affiliates for allocable costs.

Included in partner and employee loans and advances at December 31, 2001 are notes of approximately $1,443,000, for which the Partnership shall expense 25% of the principal and related interest on each anniversary date of the respective note, so long as the employee remains employed by the Partnership.

At December 31, 2001, the Partnership owed approximately $67,000 of interest to a trust in each of which a general partner serves as trustee in connection with the secured demand note collateral agreement.